Exhibit 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

UNAUDITED

- - - - - - - - - - - - - - - - - - -

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
	Note	2014	2013
		Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$9,057	$16,774
Restricted cash		59	24
Short-term bank deposits		10,670	7,667
Trade receivables		444	224
Other accounts receivable and prepaid expenses		645	309

Total current assets		20,875	24,998

LONG-TERM ASSETS:

Long-term account receivable		8	8
Property and equipment, net		790	874

Total long-term assets		798	882

Total assets		$21,673	$25,880

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		June 30,	December 31,
	Note	2014	2013
		Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$752	$906
Other accounts payable and accruals		758	1,032

Total current liabilities		1,510	1,938

LONG-TERM LIABILITIES:

Warrants related to share purchase agreements	4	59	81
Deferred revenue		228	228

Total long-term liabilities		287	309

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

Share capital:
Ordinary shares of NIS 0.6 par value: 40,000,000 shares authorized at June 30, 2014 and December 31, 2013; 11,234,720 (unaudited ) and 10,473,488 shares issued at June 30, 2014 and December 31, 2013, respectively; 11,231,462 (unaudited) and 10,470,230 shares outstanding at June 30, 2014 and December 31, 2013, respectively		1,739	1,609
Additional paid-in capital		133,720	130,423
Accumulated deficit		(115,583)	(108,399)

Total shareholders' equity		19,876	23,633

Total liabilities and shareholders' equity		$21,673	$25,880

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

U.S. dollars in thousands (except share and per share data)

	Note	Six months ended June 30,
		2014	2013
		Unaudited

Revenues		$554	$193
Cost of revenues		770	434

Gross loss		216	241

Operating expenses:

Research and development, net		1,011	877
Marketing and business development		3,393	3,563
General and administrative		2,620	1,989

Total operating expenses		7,024	6,429

Operating loss		7,240	6,670
Tax expenses		8	-
Financial income, net	7	64	104

Loss from continuing operations		7,184	6,566
Net income from discontinued operations (Note 1)	1	-	273

Net loss after discontinued operations		$7,184	$6,293

Basic and diluted net loss per ordinary share from continuing operations attributable to Rosetta Genomics' shareholders		$0.66	$0.71

Basic and diluted net income per ordinary share of discontinued operations attributable to Rosetta Genomics' shareholders		$-	$(0.03)

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders		$0.66	$0.68

Weighted average number of ordinary shares used to compute basic net loss per ordinary share		10,806,738	9,213,633
Weighted average number of ordinary shares used to compute diluted net loss per ordinary share		10,806,738	9,215,175

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands (except share and per share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Total Stockholders' equity (deficit)

Balance as of January 1, 2013	9,096,547	$1,379	$125,023	$(95,502)	$30,900

Issuance of shares in May 2013, net of $144 issuance expenses	628,245	103	2,397	-	2,500
Issuance of shares in June 2013, net of $11 issuance expenses	94,015	16	348	-	364
Issuance of shares on September 2013, net of $0.3 issuance expenses	2,950	(*) -	10		10
Issuance of shares on October 2013, net of $24 issuance expenses	240,935	41	725		766
Issuance of shares on December 2013, net of $34 issuance expenses	331,738	57	1,037		1,094
RSU's conversion	75,000	13	(13)		-
Employee options exercised	800	(*) -	3	-	3
Stock-based compensation relating to options and RSUs issued to employees and directors	-	-	893	-	893
Net loss	-	-	-	(12,897)	(12,897)

Balance as of December 31, 2013	10,470,230	$1,609	$130,423	$(108,399)	$23,633

Issuance of shares in January 2014, net of $33 issuance expenses	261,654	45	876	-	921
Issuance of shares in April 2014, net of $9 issuance expenses	59,241	10	283	-	293
Issuance of shares in May 2014, net of $8 issuance expenses	66,387	11	247	-	258
Issuance of shares in June 2014, net of $45 issuance expenses	361,967	62	1,422	-	1,484
RSU's conversion	3,000	1	(1)	-	-
Exercise of warrants	8,946	1	(1)	-	-
Employee options exercised	37	(*) -	(*) -	-	-
Stock-based compensation	-	-	471	-	471
Net loss	-	-	-	(7,184)	(7,184)

Balance as of June 30, 2014 (unaudited)	11,231,462	$1,739	$133,720	$(115,583)	$19,876

(*) Represents an amount lower than $1.

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows from operating activities:

Net loss	$(7,184)	$(6,293)
Income from discontinued operations	-	273

Loss from continuing operations	(7,184)	(6,566)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	158	139
Increase in trade receivables	(220)	(97)
Decrease (increase) in other accounts receivable and prepaid expenses	(336)	118
Stock-based compensation	471	467
Change in fair value of warrants related to share purchase agreement	(22)	(56)
Increase (decrease) in trade payables	(154)	337
Increase (decrease) in other accounts payable and accruals	(274)	436

Net cash used in operating activities from continuing operations	(7,561)	(5,222)
Net cash provided by operating activities from discontinued operations	-	632

Net cash used in operating activities	(7,561)	(4,590)

Cash flows from investing activities:

Purchase of property and equipment	(74)	(290)
Investment in short-term bank deposits	(3,003)	(9,850)
Increase in restricted cash	(35)	(1)

Net cash used in investing activities from continuing operations	(3,112)	(10,141)
Net cash used in investing activities from discontinued operations	-	-

Net cash used in investing activities	(3,112)	(10,141)

Cash flows from financing activities:

Issuance of shares, net	2,956	2,864

Net cash provided by financing activities	2,956	2,864

Decrease in cash and cash equivalents	(7,717)	(11,867)
Cash and cash equivalents at beginning of period	16,774	30,798

Cash and cash equivalents at end of period	$9,057	$18,931

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Organization and Business

Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000.

The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically-validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, Rosetta Cancer Origin TestTM, Rosetta Lung Cancer TestTM, Rosetta Mesothelioma TestTM, and Rosetta Kidney Cancer TestTM are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA-certified lab.

The Company has a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, distribute the diagnostic services of the Company's, perform and develop tests in its CLIA-approved laboratory and expand the business development of the Company in the U.S.

In the six-month period ended June 30, 2014, the Company incurred losses, after discontinued operations, of $7,184 and it had negative cash flows from operating activities in the amount of $7,561 as well as accumulated losses from previous years. In the six-month period ended June 30, 2014, the Company raised a net total of $2,956 from the issuance of its ordinary shares, net of issuance expense. As of June 30, 2014, the Company’s total shareholders’ equity amounted to $19,876 (unaudited).

Parkway Clinical Laboratories, Inc. ("Parkway")

Parkway is a national, full-service CLIA-certified clinical laboratory service that was owned by the Company. Parkway specializes in oral drug screening in the workplace environment and genetics testing services.

On May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $750. According to ASC 810, "Consolidation", the Company calculated the fair value of future consideration by using discounted estimate of future cash receipt. As a result of the transaction, the controlling interests in Parkway were transferred to the buyer, as well as all the risks. Accordingly, the Company has no future liabilities or obligation related to Parkway.

The sale of Parkway met the criteria for reporting as discontinued operations and, therefore, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the Consolidated Statement of Loss and prior period's results have been reclassified accordingly.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

On April 18, 2013 the Company signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with the Company's sale of Parkway to Sanra. Under the terms of the agreement, on April 20, 2013 and on May 10, 2013, Sanra and Parkway paid to the Company a total of $625.

As a result of this settlement, the Parkway asset has been removed from the Balance Sheets and the corresponding gain in the amount of $273 was recorded in the Consolidated Statements of Comprehensive Loss as income from discontinued operations.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2013, are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2013, set forth in the Company’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on March 31, 2014.

NOTE 3: UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014.

NOTE 4: FAIR VALUE MEASUREMENT

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liability for warrants related to share purchase agreement was calculated using the Black-Scholes Model and the Company classified this liability within Level 3. The fair value of the warrants at June 30, 2014 and December 31, 2013 was $59 (unaudited) and $81, respectively. Gain of $22 from the revaluation of warrants related to share purchase agreement is recorded under Financial Loss in the Condensed Interim Consolidated Statements of Loss.

The following table summarizes information about the fair value of the above warrants related to share purchase agreements:

	June 30, 2014
	Unaudited	December 31, 2013
A Warrants	$-	$27
A' Warrants	59	54

Total	$59	$81

NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash

As of June 30, 2014 and December 31, 2013, restricted cash was primarily attributed to a bank guarantee to the landlord of the Israeli property for the fulfillment of its lease commitments in the amount of approximately $59 (unaudited) and $24, respectively.

b.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $8 as of June 30, 2014.

Lease expenses for motor vehicles for the six months ended June 30, 2014 and 2013, were $27 and $41, respectively

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

c.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $960, of which $620 will be paid after June 30, 2014.

d.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $532, of which $348 will be paid after June 30, 2014.

e.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $185 will be paid after June 30, 2014.

f.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $328, of which $174 will be paid after June 30, 2014.

g.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $465 will be paid after June 30, 2014.

h.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $310 will be paid after June 30, 2014.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

i.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the Office of the Chief Scientist of Israel's Ministry of Economy, of the State of Israel (the "OCS"). The purpose of the consortium is to develop RNAi-based therapeutics. As of June 30, 2014, the Company received total grants of $55 from the OCS for its development under the consortium.

j.	Magneton Project:

In October 2013, the Company into a sponsored research agreement with Ramot at Tel Aviv University ("Ramot"), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University ("TAU"), for the joint development of a nano-carrier system for miR mimetic technology to treat cancer.

The Company and Ramot are to perform joint research under the Magneton Project administered by the OCS for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by the OCS.

As of June 30, 2014, the Company received an advance of $43 from the OCS for its development under the Project.

NOTE 6: SHARE CAPITAL

a.	Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

b.	Equity financing

On March 22, 2013, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, its ordinary shares, par value NIS 0.6 per share, having an aggregate offering price of up to $5,900. Sales of the Company’s ordinary shares under the Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

On March 31, 2014, the Company filed a prospectus supplement relating to the offer and sale, from time to time on or after the date hereof, of its ordinary shares, par value NIS 0.6 per share, having an aggregate offering price of up to $10,000, pursuant to the above-mentioned Controlled Equity OfferingSM Sales Agreement dated March 22, 2013. Sales of the Company’s ordinary shares under the Cantor Sales Agreement are made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

From January 1, 2014 through June 30, 2014, the Company had sold through the Cantor Sales Agreement an aggregate of 749,249 of its ordinary shares, and received gross proceeds of $3,051 before deducting issuance expenses in an amount of $95.

c.	Stock based compensation

During the six month period ended June 30, 2014, the Company's Board of Directors decided to grant employees options to purchase 55,000 ordinary shares of the Company. The exercise prices for such options ranges from $4.35-$5.16 per share, with vesting to occur over 4 years.

The Company estimates the fair value of stock options granted during the six-month periods ended June 30, 2014 under ASC 718 using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility ranges from 1.13%-1.17%; risk free interest rates range between 2.13%-2.27%; dividend yield of 0%; time to maturity (in years) 6.25; and options forfeiture rate of 10%.

During the six-month periods ended June 30, 2014 and 2013, the Company recorded stock based compensation in a total amount of $471 and $467, respectively.

During the six month period ended June 30, 2014, the Company's Board of Directors approved the granting of 51,000 Restricted Share Units ("RSUs") to certain employees, the RSUs will exercise to shares one year after the date of grant.

NOTE 7: FINANCIAL INCOME, NET

	Six months ended,
	June 30, 2014	June 30, 2013

Financial income:
Interest income on short-term bank deposits	$(54)	$(60)
Change in fair value of warrants related to share purchase agreement	(22)	(56)
Foreign currency adjustments gains	(4)	(2)

Total Financial income	(80)	(118)

Financial expenses:
Interest expense	16	14

Total financial expenses	16	14

Total financial income, net	$(64)	$(104)

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ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: SUBSEQUENT EVENTS

From July 1, 2014 through September 8, 2014, the Company had sold through the Cantor Sales Agreement an aggregate of 408,508 of its ordinary shares, and received gross proceeds of $1,807 before deducting issuance expenses in an amount of $54.

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